January 18, 2006

nspracklin@peacearch.com

Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs:

RE:

PEACE ARCH ENTERTAINMENT GROUP INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on January 18, 2006:

X	Proxy
X	Notice of Meeting/Information Circular
X	MD & A
X	Annual Report for the Fiscal Year Ended August 31, 2005
X	Annual Financial Statements for the Fiscal Year Ended August 31, 2005

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Jo-Anne Kidd

Senior Administrator, Client Services

Direct Dial: (416) 643-5578

320 Bay Street, P.O. Box 1 - Toronto, ON  M5H 4A6 - Tel 416.643.5000 - www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks